September 20, 2007
BY HAND DELIVERY
Larry Spirgel, Assistant Director
Division of Corporation Finance
Mail Stop 3720
100 F. Street, N. E.
Washington, DC 20549

Re:	American Public Education, Inc. Form S-1 Filed August 7, 2007 File No. 333-145185
Dear Mr. Spirgel:
On behalf of American Public Education, Inc. (“Company”), this letter is in response to the staff’s letter of comment dated September 6, 2007 to Harry Wilkins, with respect to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”).
In response to your letter, set forth below are the staff’s comments in italics followed by the Company’s responses to the staff’s comments.
We are sending to your attention for delivery on September 20, 2007 courtesy copies of this letter and Amendment No. 1 to the Registration Statement (including exhibits), including a copy of Amendment No. 1 blacklined to show changes against the Registration Statement. All page numbers used in the Company’s responses below refer to the page numbers in Amendment No. 1.
General
1.	We note a significant number of blank spaces throughout your registration statement for material information that you are not entitled to omit under Rule 430A, such as the anticipated price range, your unaudited pro forma financial information, the number of shares beneficially owned by the principal and selling

Larry Spirgel, Assistant Director
Division of Corporation Finance
September 20, 2007

stockholders after the offering, and the executive compensation tables. Please note that we will need additional time to review this information when it is included in an amendment and may have additional comments once you have provided this disclosure.
We acknowledge the staff’s comment. Please be advised that Amendment No. 1 reflects the effect of an 11-for-1 split and as a result a number of blanks have been filled in and the common stock share numbers and prices in our responses have been appropriately adjusted. As we note in response to comment 17, please be advised that after discussion with the underwriters, it is our good faith belief that the anticipated price range on the cover of the preliminary prospectus that will be circulated will be $15 to $17. We expect to include that range in our next amendment assuming the staff is generally satisfied with the responses to its comments.
2.	We also encourage you to file all exhibits with the next amendment to your Form S-1, including, but not limited to, the legality opinion and the underwriting agreement. We may have additional comments upon review of those documents. Furthermore, we remind you to provide us with sufficient time to review any requests for confidential treatment submitted in connection with the filing of your exhibits.
We acknowledge the staff’s comment and have filed a number of exhibits with Amendment No. 1. We do not plan to seek confidential treatment for any exhibits.
3.	We note the extensive use of third-party statements, data, and statistics throughout the prospectus. With respect to statements attributed to such parties, please supplementally provide us with support for such statements. Please set forth the dates of all the reports cited. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus. Also, supplementally tell us whether you commissioned any of the referenced sources.
We are providing under separate cover the materials that the staff has requested. We did not commission any of the referenced sources.
Prospectus Summary, page 1
4.	Please revise to decrease the length of your summary to provide a concise and balanced description of the most material aspects of you and your offering. Much of the disclosure you currently include is too detailed for the summary and is more

Larry Spirgel, Assistant Director
Division of Corporation Finance
September 20, 2007

appropriate for discussion in the Business section. For example, please significantly reduce the detailed discussions of your market, competitive strengths and growth strategies. These subsections repeat disclosure within the prospectus summary and are more appropriate for disclosure in the Business section.
We have reduced the length of the Summary section of the prospectus in response to the staff’s comment.
5.	We note your statement that you are “a leading provider of exclusively online postsecondary education directed at the needs of the military and public service communities. Please revise this statement to disclose that it is your belief and the basis for your belief. In this regard, indicate the measure by which you determined that you are a leading provider, be it based on revenues, market share, or some other standard.
In light of the additional text that would be required to fully detail our understanding that we are a “leading” provider and the awkwardness of that disclosure in the introductory paragraph, we have deleted the use of the word leading in the expression “leading provider” throughout the prospectus.
6.	We note your references in the second paragraph to your revenues from fiscal years 2002 to 2006 and for the first quarter of 2007. To provide balance, also disclose your net income (loss) for the same periods.
We have revised the second paragraph of the Summary section of the prospectus to include disclosure of net income (loss) attributable to common stockholders.
7.	Please clarify that you are provisionally certified to participate in Title IV programs through June 30, 2008. Briefly explain what this means and how provisional certification may impact your operations.
We have revised the disclosure on page 2 to clarify the status of our provisional certification and to provide the explanation and discussion requested by the staff.
The Offering, page 5
8.	Please disclose the amount by which the special distribution will exceed the amount of net proceeds that the company will receive from the offering. Disclose how the company intends to pay this excess amount.
We have revised the disclosure in The Offering section of the Summary section on page 5 to disclose the amount by which the special distribution will exceed the amount of the net

Larry Spirgel, Assistant Director
Division of Corporation Finance
September 20, 2007

proceeds, as well as to indicate that to the extent that the underwriters’ over-allotment option is not exercised we will use cash on hand to fund this excess amount.
9.	We note your statement that the special distribution “permits a return of capital to all of our existing stockholders, and does so without significantly decreasing our capital resources or requiring these stockholders to sell their shares.” Please disclose when the funds affiliated with ABS Capital Partners and Camden Partners acquired their shares, the amount they paid for the shares and the amount that they will be paid in the special distribution. Provide similar disclosure with respect to your officers and directors. Provide corresponding changes to your disclosure under “Special Distribution” on page 27 and “Certain Relationships and Related Party Transactions-Special Distribution” on page 108.
We respectfully submit that detailed information regarding the original investment made by ABS Capital Partners, Camden Partners and the directors and officers, in the context of the amount of the special distribution, would not provide investors with useful or appropriate disclosure. The amount paid in the special distribution to these entities juxtaposed with the amount and timing of their investment may create a false impression of these stockholders’ returns and may improperly imply to new investors that those types of returns may be obtained by new investors in the future. In addition to potentially being confusing, the information is also not of the type that we believe would be material to new investors, and we specifically note that it has no bearing on our current or future financial position or capital structure. Furthermore, we would like the staff to consider the disclosure that would be applicable if these institutional investors and our directors and officers were participating in the offering as selling stockholders. As selling stockholders they would also be receiving a return on their investment, yet they would not be required to provide a juxtaposed disclosure of their initial investment.
10.	Please expand your tables on pages 6, 28 and 110 to quantify the benefits to your officers and directors that will result from the proportionate adjustment to their stock options. Also disclose in the table the number of stock options and restricted stock that will be granted to your officers and directors in connection with the initial public offering and quantify the value of these securities.
We have revised the disclosure in The Offering section of the Summary on page 7 to disclose the option awards and restricted stock awards to be granted at the time of the pricing of the offering. This information is also included on page 101. We have not revised the table on page 30 because that table relates to the special distribution. The equity awards that are being granted at the time of pricing of the offering do not relate to the special distribution, and we believe that including them in this table may be misleading to investors and cause them to conflate two unrelated events.

Larry Spirgel, Assistant Director
Division of Corporation Finance
September 20, 2007

We have not added disclosure that quantifies a “benefit” to our officers and directors from the proportionate adjustment. As the additional disclosure we have added in response to comment 37 reflects, the proportionate adjustment is a term of the option awards and is intended to provide our officers and directors with equitable treatment, as opposed to a benefit that could be quantified. The adjustment keeps the optionholders in the same economic position they had prior to the special distribution. Rather than conferring a benefit, just as an adjustment for a stock split the mandatory adjustment prevents the optionholders from suffering an improper detriment as a result of the special distribution.
Risk Factors, page 11
11.	Please significantly revise your risk factor subheadings and discussions to concisely state the specific material risk each risk factor presents to your company or investors and the consequences should that risk factor occur. We note that the vast majority of your subheadings are simply statements about the company or possibility of future events. See, for example, “We may be unable to continue our recent revenue growth” and “Our growth may place a strain on our resources.” Please revise your subheadings and discussions so that they adequately describe the specific risk resulting from the stated fact.
We have revised the Risk Factors section of the prospectus in response to the staff’s comments.
We depend on articulation agreements..., page 15
12.	We note the disclosure with respect to the role of articulation agreements in your business model. Please disclose in all relevant locations the extent to which one may transfer credits from another institution in satisfaction of your degree requirements and the percentage of degrees awarded pursuant to such arrangements.
We have revised the prospectus, including on page 60 and 67 to disclose the maximum amount of transfer credits that can be utilized, which is 90 credits in the case of an undergraduate degree and 15 credits in the case of a graduate degree. Please be advised that most transfer credits are not awarded pursuant to articulation agreements and students who enroll through relationships with institutions with which we have articulation agreements also often transfer in credits from other institutions. Our articulation agreements do not provide a mechanism where students may transfer in more credits than the maximum number of credits we allow.
At this time, we do not track the percentage of degrees awarded to students who receive

Larry Spirgel, Assistant Director
Division of Corporation Finance
September 20, 2007

transfer credits as a result of articulation agreements. Furthermore, we have also revised the risk factor referenced by the staff to make clear that articulation agreements are important to our current business plans but not something on which we are currently dependent.
Special Distribution, page 27
13.	Please disclose the manner by which the amount of special distribution will be determined for each stockholder.
We have included disclosure in the Special Distribution section of the prospectus to clarify that the special distribution will be paid on a per share basis to all stockholders based on the number of shares held.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36
14.	We note your discussion on pages 3 and 57 of your operating margins, student acquisition costs and variable costs associated with your adjunct faculty. Please discuss these aspects of your financial condition and results of operations and any known trends in these factors.
We have revised the disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations on pages 39 and 48 with respect to a discussion of operating margins and on page 41 for student acquisition costs.
We have not included a discussion of the variable costs associated with adjunct faculty. While the adjunct faculty model is a factor in our overall financial model, we do not believe that there is related trend information that is material to an investors’ understanding of our financial condition and results of operations.
15.	Please discuss in more detail the impact of and known trends and uncertainties associated with becoming eligible for federal student aid programs under Title IV. For example, discuss and quantify the number of students receiving funding under Title IV programs and the costs associated with administering the programs and complying with the regulations associated with the programs.
We have revised the disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 40 to quantify the number of students participating in Title IV programs. However, as we disclosed, due to our limited history and experience with administering these programs, we are not able to accurately quantify and forecast the costs for administration and compliance with the associated regulations.

Larry Spirgel, Assistant Director
Division of Corporation Finance
September 20, 2007

Management’s Discussion and Analysis, page 36
Stock-Based Compensation, page 38
16.	We note that you refer to the name of the expert that provided independent valuations on page 39. Please revise to include the consent of the expert in the Form S-1.
We are filing the consent of the independent valuation specialist as Exhibit 23.2 to Amendment No. 1.
17.	Tell us how you determined the fair value of your common stock at each of the stock option grant dates in 2006 and for any options granted in 2007 through the date of your response letter. Describe in detail the valuation methodology and significant assumptions that you used in estimating the fair value. In order to help us evaluate your estimates, please provide a schedule showing for each option, or group of similar options:
•	the grant date
•	the grantee,
•	vesting terms,
•	exercise price,
•	estimated fair value of the option
•	estimated fair value of the underlying common stock
•	the total amount of compensation cost and
•	the amount recognized as expense
We may have additional comments when you disclose the anticipated offering price.
As we disclose on page 42, in 2006 our board of directors estimated the fair value of our common stock at each option grant date based on numerous objective and subjective factors, including:
•	the repurchase of a majority of our outstanding common stock from our former majority stockholder at $4.55 per share in August 2005;
•	the sale of our Class A common stock at $50.00 per share, or $4.55 per share on an as-if converted to common stock basis, in a private placement in August 2005 to venture capital investors;
•	our financial and operating performance in 2006;
•	our stage of development and business strategy in 2006; and

Larry Spirgel, Assistant Director
Division of Corporation Finance
September 20, 2007

•	the likelihood of achieving a liquidity event for the shares of common stock underlying the stock options granted in 2006.
In particular, the board of directors considered that with the exception of one stock option grant for 33,000 shares in July 2006, all of the stock options granted in 2006 were prior to our receipt of regional accreditation in May 2006, and the grant in July 2006 was before we had revised our projections as a result of the receipt of that accreditation. The board of directors also considered that all grants in 2006 were made prior to our eligibility to participate in Title IV programs, which occurred for classes beginning in November 2006. We believe that regional accreditation, and the more recent eligibility for Title IV program participation, have contributed to our recent acceleration in growth and were the most significant factors in an increase in value of our common stock.
As disclosed on page 43, in 2007 our board of directors used a report from an independent valuation specialist to estimate the fair value of our common stock. The valuation specialist considered several methodologies in its analysis, including an analysis of guideline public companies and a discounted cash flow analysis. We have disclosed that the results of the public company analysis vary not only with factors such as our revenue, EBITDA, and income levels, but also with the performance of the public market valuation of the companies at the time. Once our enterprise value was determined, the result was reconciled to equity value after the consideration of interest-bearing debt, excess cash and cash to be received upon the exercise of stock options. To determine the market value of a share of common stock, the independent valuation specialist divided the equity value by the number of common stock equivalents. The independent valuation specialist then applied a discount of 20% for the lack of marketability. The analysis method resulted in an estimated fair market value of our common stock on a nonmarketable minority basis as of November 30, 2006 of $4.92 per share. The board of directors believes that this valuation supports its determination of value for the grants made in 2006 prior to the receipt of the report and that no reassessment of those estimates was appropriate.
The valuation report was used as an aid to the board of directors in determining the fair market value of the common stock underlying options granted in February 2007. The board of directors considered our improving operating performance, results and projections at the time of the grants in February 2007 and determined that an increase to the price provided in the valuation report was appropriate. The board of directors determined at that time that the fair market value per share of our common stock was $5.45 per share during that period. This determination was subsequently reassessed. In making this determination, other than considering the factors discussed, our board of directors did not apply any further formula or specific methodology.

Larry Spirgel, Assistant Director
Division of Corporation Finance
September 20, 2007

The board of directors engaged the same independent valuation specialist in May of 2007 to perform a valuation of our common stock as of May 4, 2007. The valuation specialist used substantially the same analysis and methodologies as it had for the previous valuation, except that the independent valuation specialist also took into account the prospect of our offering, which had become more likely after our management met with representatives of the underwriters in the spring of 2007. The valuation specialist also applied a different discount rate in the May valuation for the discounted cash flow analysis from the November valuation as a result of increases to interest rates on government bonds and an increase in the calculation of business risk, which was calculated as the median of the guideline companies’ volatility using a regression of those companies’ stock returns against the S&P 500. In May 2007, the valuation specialist reduced the discount to 15% for lack of marketability that it applied to the per share valuation because it determined that it was likely that we would pursue an initial public offering in less than 12 months. The valuation specialist selected 15% in part because in its estimation this approximates the median discount for illiquidity in studies of restricted stock of publicly traded corporations that have a one-year holding period. The valuation specialist determined that the fair market value of our common stock was $9.66 per share on a non-marketable minority interest basis as of May 4, 2007.
As a result of reviews of our stock option grants, we determined that a reassessment of the fair market value estimate for grants made during the six months ended June 30, 2007 was appropriate. As an initial matter, we concluded that, because (i) our business had demonstrated continued growth and improvement during the six months ended June 30, 2007; (ii) our internal projections of our results were increasing during the period; and (iii) the fair market value of our common stock was in a period of sequential increases, a valuation report that estimated the fair market value of our common stock nearer to the end of the period, rather than the beginning of the period, would provide a more reliable and conservative estimate of the fair market value of our common stock. In conducting the reassessment we also took into account that the likelihood that we would conduct an initial public offering in 2007 continued to increase throughout 2007, from an initial expectation in the first quarter of the year that it would not occur in 2007, and that in May 2007 we had received initial indications of values from the representatives of several underwriters that were conditioned on an initial public offering in the fourth quarter of 2007 and continued growth in our business. As a result of this reassessment, we have retrospectively estimated that the fair market value of our common stock for purposes of determining the appropriate compensation expense for our options granted in the six months ended June 30, 2007 was $8.00 per share for options granted in February 2007 and $11.20 for options granted in May 2007, which is a blended rate between the results of the valuation report from the independent valuation expert and the estimates provided by the representatives of potential underwriters with whom we met in May 2007.
As disclosed on page 42, for option awards in 2006 and 2007, we used the Black-Scholes

Larry Spirgel, Assistant Director
Division of Corporation Finance
September 20, 2007

option pricing model to estimate the fair value on the date of grant of the stock option awards. We have discussed in Management’s Discussion and Analysis the underlying assumptions that we used.
Please see Exhibit A to this letter for a schedule that shows the information requested on stock option grants.
Additionally, please be advised that after discussion with the underwriters, it is our good faith belief that the anticipated price range that will appear on the cover of the preliminary prospectus that will be circulated will be $15 to $17.
18.	Expand the disclosure of stock-based compensation to include a discussion of the specific methodology you used to estimate the fair value of your common stock during 2006 and the subsequent interim periods in 2007. Discuss the specific uncertainties associated with the methods, assumptions, or levels of judgment utilized and provide quantitative information where practicable to demonstrate the sensitivity of your estimates to change.
As noted in response to comment 17, Management’s Discussion and Analysis on pages 42 to 44 contains disclosure in response to the staff’s comments. However, due to the number of items for which judgment was exercised, and the reliance on various forecasts, which constitute confidential information, we do not believe that a sensitivity analysis with quantitative information would be meaningful to investors.
19.	Further disclose in MD&A the intrinsic value of outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent balance sheet date presented in you registration statement.
We have revised the disclosure in Management’s Discussion and Analysis on page 45 in response to the staff’s comments.
Write-off of software development project, page 46
20.	Please expand the discussion of the expense to explain the nature of the project and clarify whether the costs related to the operations of Rockwell.
We have revised the discussion on page 50 in response to the staff’s comment.
Stock-based compensation, page 46
21.	Please expand the discussion to describe the reason for recognizing $1.2 million of expense in connection with the purchase of shares by a former major stockholder.

Larry Spirgel, Assistant Director
Division of Corporation Finance
September 20, 2007

Tell us how you determined the amount of the expense and how the per share purchase price compared to other purchases of shares by unrelated third parties at the same time, if any such purchases occurred.
We have revised the discussion on page 50 in response to the staff’s comment to disclose that the $1.2 million expense related to a payment made to a former employee and major stockholder to settle stock option rights, which was expensed in accordance with provisions of APB 25 paragraph 11G. Our board of directors obtained a fairness opinion from a qualified third party for the agreed upon purchase price of the transaction. Contemporaneously with the transaction, we issued shares of Class A Common Stock at the same price used to value this transaction and within the three month period after the transaction we purchased shares of common stock at the same price from minority stockholders.
Year Ended December 31. 2005 Compared to Year Ended December 31, 2004, page 47
22.	Refer to your discussion of the increase in revenues from 2004 to 2005. Please expand the discussion to describe the reasons for the 22% increase from period to period if course registrations only increased 15% and tuition did not increase. Describe other sources of revenue, if applicable.
We have revised the discussion on page 51 in response to the staff’s comment. In addition, we direct the staff’s attention to the discussion on page 40 of net course registrations in the section of the Management’s Discussion and Analysis that reviews our key financial metrics. As that disclosure reflects, because we recognize revenues over the length of a course, net course registrations in a period do not correlate directly with revenues for that period because revenues recognized from courses are not necessarily recognized in the period in which the course registrations occur. For example, revenues in a quarter reflect a portion of the revenue from courses that began in a prior period and continued into the quarter, all revenue from courses that began and ended in the quarter, and a portion of the revenue from courses that began but did not end in the quarter.
Business, page 53
Accreditation, page 60
23.	We note the disclosure that you received regional accreditation in May 2006. Please discuss the reasons why accreditation was not obtained until such date when it appears that you began to offer courses in 1993.
We respectfully advise the staff that accreditation, either regional or national, is not required to offer courses. We have revised the discussion under Accreditation in the Business

Larry Spirgel, Assistant Director
Division of Corporation Finance
September 20, 2007

Section on page 64 to clarify that accreditation is generally not available until a school has been offering courses for at least two years. Furthermore, we direct the attention of the staff to the last paragraph of the section, which indicates that national accreditation was obtained in 1995.
Competition, page 69
24.	We note your disclosure that “fewer than 100 institutions receive nearly 80% of the military’s tuition assistance dollars. If know, please disclose the percentages of the military’s tuition assistance dollars received by you and the other primary institutions you list.
Because each branch of the military has different standards with respect to publication of the distribution of tuition assistance dollars, disclosure of specific percentages is not practical and we have deleted the disclosure that the staff has referenced.
Regulation of Our Business, page 71
Accreditation, page 72
25.	Please expand your discussion of accreditation to discuss the significance of regional accreditation versus national accreditation.
We have revised the disclosure in Regulation of Our Business on page 76 in response to the staff’s comment.
Regulatory Actions and Restrictions on Operations, page 80
26.	Under “Change in Ownership Resulting in a Change of Control” beginning on page 81, please discuss and quantify how your initial public offering will change your ownership and control.
We have revised the disclosure under Change in Ownership resulting in a Change of Control on page 85 to quantify the change in beneficial ownership for ABS Capital Partners, which is the relevant entity with respect to the discussion contained in the disclosure. Based on our current expectations of the anticipated offering size, we estimate that ABS Capital Partners’ beneficial ownership will go from approximately 58% to approximately 42%. We expect confirmation from each of the Department of Education, The Higher Learning Commission, DETC, the West Virginia Higher Education Policy Commission and the State Council of Higher Education for Virginia that this offering will not constitute a change of ownership and control.

Larry Spirgel, Assistant Director
Division of Corporation Finance
September 20, 2007

Management, page 83
Directors and Executive Officers, page 83
Board Committees, page 85
27.	Please identify each director that is independent under the independence standards applicable to the registrant under Item 407(a)(1) of Regulation S-K. In addition, please clarify whether there are independence requirements under the listing standards of The NASDAQ National Stock Market for the compensation committee and nominating and corporate governance committee.
We have revised the disclosure in Management on page 89 to clarify the independence requirements of The NASDAQ Stock Market as they relate to our board of directors and its committees.
Compensation Discussion and Analysis, page 86
Philosophy and Objectives of our Compensation Programs, page 86
28.	We note your disclosure on pages 87 and 88 that you have designed your compensation programs to provide compensation that is competitive within the for-profit education industry and the broader market for executive talent.
Please identify the specific elements benchmarked, including whether you benchmarked total compensation. So that investors may understand the kind of benchmarking information you used in determining annual executive compensation, identify those which were considered after your compensation committee reviewed published survey data and used their experience and judgment in evaluating what was required in the marketplace. Identify any companies and industries used for benchmarking. See Regulation S-K Item 402(b)(2)(xiv).
We have revised the disclosure to reflect that we neither benchmarked total compensation nor any specific element of compensation and to remove the references to published survey data.
Annual Incentive Cash Compensation, page 88
29.	Please revise your disclosure to specifically discuss the compensation awarded to, earned by, or paid to your named executive officers. Address how the results for each incentive cash compensation element support the compensation awarded to each executive officer.
Please see the discussion in response to Comment 31.

Larry Spirgel, Assistant Director
Division of Corporation Finance
September 20, 2007

30.	Please discuss why Mr. Boston’s incentive pay target is set at 60% of his base salary when all other named executive officers’ incentive pay targets are set at 50% of their base salary.
We have revised the disclosure under Annual Incentive Cash Compensation on page 92 in response to the staff’s comment.
31.	When discussing each element of your named executive officers’ compensation, please provide a more detailed analysis of how the company determined the amount of each element to pay to the named executive officers in 2006. See Regulation S-K Item 402(b)(1)(v). For example, clarify how you calculated the annual bonus that was paid to each of your named executive officers in 2006, based on the factors discussed in your summary of the annual incentive cash compensation. You should revise your compensation discussion and analysis to not only explain the elements of executive officer compensation, but to also analyze how those elements are calculated and how the actual amounts awarded fit into the overall objectives and policies for each category of compensation. Furthermore, for all of your performance-based compensation elements, clarify what goals and targets were exceeded, achieved or underachieved for each named executive officer and how the performance results for each element support the compensation.
We respectfully submit that on pages 92 and 95 we have noted how each respective element of compensation (i.e., base salary and equity compensation), and the amount awarded, fit into our overall compensation objectives. In addition, we have revised the disclosure under Annual Incentive Compensation Plan on page 93 in response to the staff’s comment. The revised disclosure reflects that we determined the amount of annual cash incentive eligible to be paid to each named executive officer to be consistent with our compensation objective that annual incentive compensation should be a relatively high percentage of cash compensation, and an amount equal to 50% of each named executive officer’s base salary (or, for Mr. Boston, 60% of his base salary) reflected that belief.
The revised disclosure also reflects that half of the eligible amount for each named executive officer should relate to SSQ goals and half should relate to our financial performance goal, which is subject to reduction for each NEO based on the NEO’s level of achievement of his or her respective MBOs, and the reasoning for the equal split between the SSQ and financial performance portions of the annual incentive plan. The revised disclosure also clarifies that, in 2006, each of the SSQ, financial goal, and MBO targets for each of our NEOs was achieved, resulting in the maximum payout allowed (actual performance for each of the SSQ targets exceeded 15% or more of the target for the year). To the extent that only particular components of the annual incentive plan are achieved for a particular NEO in the future, we will provide additional disclosure on which elements were achieved and how that impacted

Larry Spirgel, Assistant Director
Division of Corporation Finance
September 20, 2007

the total amount of the payout pursuant to the plan.
32.	Please revise to quantify the specific SSQ goals, financial performance goals and MBO goals and targets used as factors in determining annual incentive cash compensation and equity incentives. Disclose the objective targets and minimum threshold levels that must be reached for payment to the executives. See Item 402(b)(2)(v) of Regulation S-K. To the extent that you believe disclosure of the targets would result in competitive harm such that the targets may be omitted under Instruction 4 to Item 402(b) of Regulation S-K, provide us in your response letter with a detailed analysis as to why the information should be afforded confidential treatment. Then, in your filing, to the extent that you have a sufficient basis to keep the information confidential, discuss how difficult it would be for the executive or how likely it would be for the company to achieve the undisclosed performance target or threshold levels. See Instruction 4 to Item 402(b) of Regulation S-K. Note that general statements regarding the level of difficulty or ease associated with achieving performance measures are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that would result in competitive harm.
We have revised the disclosure to reflect the specific level of financial performance (EBITDA) required to be disclosed. We also note for the staff that the SSQ, financial goal and MBO targets are not applicable to our equity awards; these targets are pertinent only to our annual cash incentive plan.
We have revised the disclosure with respect to specific SSQ goals to clarify the number and categories of SSQ metrics used. As we discuss below, the SSQ targets consist of an objective proprietary measurement system that we designed in 2004 to project and subsequently measure our business operations and growth and as such would be competitively harmful to disclose. In addition, however, as part of the confidential treatment analysis, by providing the four categories of metrics used in the SSQ, we believe that we have provided all of the information regarding the SSQ portion of our annual incentive plan that is material to investors. Disclosure of the specifics of the over 25 SSQ targets, many of which are technical in nature, would require a significant amount of additional disclosure without providing investors with additional material information, particularly in light of the additional disclosure we have added, at the staff’s request, relating to the degree of difficulty in achieving these metrics. In this regard, we are mindful of the Commission’s general admonitions regarding the length and complexity of the executive compensation portion of company disclosures, and the need to limit such disclosures to material information described as simply as possible. Similarly, because there are so many components of the SSQ, each individual component alone does not have a material impact on

Larry Spirgel, Assistant Director
Division of Corporation Finance
September 20, 2007

compensation. Rather, it is the result of the SSQ as a whole that is more important to an understanding of compensation. Further, these metrics are highly confidential, both outside and inside the company. We strictly guard the SSQ targets from disclosure outside of our organization and, even internally, we store and provide the information in such a way as to limit the ability of our employees to access and disclose it.
We believe that the specific SSQ goals constitute “commercial or financial information” within the meaning of Exemption 4, pursuant to Instruction 4 to Item 402(b) of Regulation S-K. It is generally accepted that information is “commercial” for purposes of Exemption 4 if such information has “a . . . direct relationship with a business venture,” i.e., one where a profit is the primary aim. American Airlines, Inc. v. National Mediation Board, 453 F. Supp. 430, 435 (S.D.N.Y. 1978), rev’d on other grounds, 588 F.2d 863 (2d Cir. 1978). The specific SSQ metrics relate to the details regarding our operating procedures, how we manage and measure our business and what elements of our operations are important to our success. Disclosure of the SSQ information would cause substantial competitive harm to us by disclosing sensitive business information and know-how to our competitors, some of which information constitutes trade secrets. For example, to the extent that we were to provide retention or student satisfaction targets, our students could misinterpret the data or trends that we identify, or our competitors could advertise the data or trends in such a manner as to cause us competitive harm.
Similarly, with respect to the applicable MBO targets, mindful of the Commission’s disclosure requirements, we have provided the specific MBO targets where possible, but have not disclosed all of the applicable MBO performance levels due to the competitive harm that would result. Similar to the specific SSQ targets, these MBOs, which are also kept strictly confidential both internally and externally, are directly based on our strategic plan, and the measures that we have kept confidential generally relate to our assessment not just of prior plans but also reflect our future plans or assessment of market opportunities. The specifics of the MBO targets provide a detailed roadmap of our strategic plan and would allow our competitors to better evaluate our prospective business plans at a level beyond what is material to investors. Disclosure of the specifics could provide our competitors, or in some cases third-party contracting parties, with confidential information on our strategic plans and our analysis of the potential for markets for our services. We believe our current disclosure, drafted in order to provide a balance between competitive harm to the company and providing our investors with the information necessary to discern how we pay-for-performance under our annual incentive plan, provides investors with material information by allowing our investors to understand the areas that we are focusing on, without providing sensitive business information to our competitors. In response to the staff’s comment, on page 96 we have provided additional disclosure of how difficult it will be for a named executive officer or how likely it will be for us to achieve the target levels or other factors.

Larry Spirgel, Assistant Director
Division of Corporation Finance
September 20, 2007

Equity Awards, page 90
33.	Please quantify the stock options awards that you reference in the first paragraph of this subsection.
We have revised the disclosure under Equity Awards on page 96 in response to the staff’s comment.
34.	Specifically address the amount of stock options and restricted stock granted to your executive officers in connection with your initial public offering. Explain how the amount and value of these equity awards granted to each executive officer was determined.
We have revised the disclosure under Equity Awards on page 97 to include a discussion of the amount of stock options and restricted stock granted to our executive officers, and to provide certain information with respect to the valuation methodology. With respect to the portion of the staff’s comment to explain how the amount of these equity awards was determined, we respectfully submit that disclosure of that 2007 compensation information would not help an investor understand the compensation paid to our named executive officers in 2006 and therefore is not required by the Commission’s rules to be included in the Compensation Discussion and Analysis. Specifically, Instruction 2 to Item 402(b) of Regulation S-K provides that the compensation discussion and analysis should cover actions regarding 2007 executive compensation only insofar as such actions could affect a “fair understanding of the named executive officer’s compensation for” 2006. Rather than add to an investor’s understanding of the named executive officers’ 2006 compensation, disclosure of the 2007 methodology for determining the amount of awards would likely cause investor confusion, particularly without a complete discussion of the 2007 compensation of our executives. Furthermore, disclosure of the existence of these awards has been made in numerous places throughout the prospectus so that investors are aware of the awards. Consistent with the Commission’s requirements, if and when we become subject to the periodic reporting requirements, we intend to discuss the methodology for the calculation of these equity awards in our 2008 proxy statement.
35.	Please explain your statement that “it is desirable to provide a relatively larger (rather than annual) grant to the chief executive officer and chief financial officer...” It is unclear what larger grant you are referencing and the extent to which your chief executive officer and chief financial officer will receive equity awards in the future.
We have revised the disclosure under Equity Awards on page 96 in response to the staff’s comment to clarify that the awards being granted to our chief executive officer and chief

Larry Spirgel, Assistant Director
Division of Corporation Finance
September 20, 2007

financial officer are larger than we would otherwise grant in 2007 if we intended to make annual grants of incentive compensation.
36.	Please discuss the 2007 omnibus incentive plan that will be approved prior to your initial public offering. Please explain the purpose of this plan and how it fits into your overall compensation philosophy and objectives. Specifically address the reasons for the new forms of awards under the plan that were not part of your 2002 stock incentive plan.
We have added additional disclosure in a new subsection following Equity Awards on page 96 in response to the staff’s comments.
37.	We note that, under the terms of your equity incentive arrangements, the special distribution will cause an adjustment to your stock options. Please identify what equity incentive arrangements contain these terms and to what stock options they apply. Describe the specific terms that will cause the adjustment. Explain the purpose of this feature and how it fits into your overall compensation philosophy and objectives.
We have revised the disclosure under Equity Awards on page 96 in response to the staff’s comment.
38.	Refer to your discussion of Equity Grant Practices on page 91. Please expand the discussion of compensation to integrate your re-evaluation of stock incentive awards discussed on pages 38-41.
We have revised the disclosure under Equity Grant Practices on page 96 to refer to the discussion of the re-assessment of stock incentive awards and to be clear that we did not consider these adjustments in connection with our compensation decisions.
Beneficial Ownership of Common Stock, page 107
39.	We note your disclosure that, in calculating beneficial ownership, you are assuming the conversion of the Class A common stock into common stock and that you will issue a particular amount of shares in the offering. In your response letter, tell us where you intend to reflect in the beneficial ownership table the shares underlying options that will be adjusted for the special distribution and the issuance of options and restricted shares at the time of the pricing of the offering.
We have revised the disclosure in Beneficial Ownership of Common Stock on page 112 to clarify that the beneficial ownership table reflects the adjustment to options in connection with the special distribution and the issuance of restricted shares at the time of the pricing of the

Larry Spirgel, Assistant Director
Division of Corporation Finance
September 20, 2007

offering. Because the options that will be issued at the time of the pricing of the offering will not vest for at least one year from the date of grant, those options will not be reflected in the ownership percentages in the table.
Certain Relationships and Related Party Transactions, page 108
Class A Common Stock Offering, Stock Repurchase and Common Stock Issuance,

40.	Please disclose why you repurchased Mr. Etter’s common stock holdings. Disclose the number of securities repurchased and the purchase price. Disclose, if true, that the sale of Class A common stock to the ABS Entities and the Camden Entities and the repurchase of Mr. Etter’s common stock holdings constituted a change in control of the company.
We have revised the disclosure under Certain Relationships and Related Party Transactions on page 116 in response to the staff’s comments.
Financial Statements
Consolidated Statements of Operations, page F-4
41.	Refer to the line item, “Stock-based compensation.” Please revise to disclose the amount of the equity-related charge being excluded from each related operating expenses line item.
We have added disclosure in Note 1 on page F-10 in response to the staff’s comment to provide a table showing the amount of stock-based compensation expense excluded from each line item.
42.	We note on pages 5, 27 and 29 that you will be paying a special distribution to owners out of the proceeds of the IPO. Please revise to present pro forma per share data for the latest year and interim period giving effect to the number of shares whose proceeds would be necessary to pay the distribution, to the extent that the special distribution exceeds current year earnings, in addition to historical earnings per share. See Staff Accounting Bulletin Topic 1:B(3) for guidance.
We will provide the disclosure requested by the staff when we include the anticipated price range on the cover of the preliminary prospectus that is to be circulated.
43.	Please also provide a pro forma balance sheet reflecting the special distribution accrual (but not giving effect to the proceeds of the offering) along side the historical balance sheet. See Staff Accounting Bulletin Topic 1:B(3) for guidance.

Larry Spirgel, Assistant Director
Division of Corporation Finance
September 20, 2007

We will provide the disclosure requested by the staff when we include the anticipated price range on the cover of the preliminary prospectus that is to be circulated.
Note 1. Nature of Business and Significant Accounting Policies, page F-7
44.	Please clarify the disclosure regarding your principles of consolidation to indicate whether your subsidiaries are wholly-owned and if not, clarify the basis for consolidating the subsidiaries.
We have revised the disclosure on page F-7 in response to the staff’s comment.
45.	Refer to your accounting policy for revenue recognition on pages F-8 and F-9. We note on page 64 that you charge a one-time fee for transfer credit evaluation and that your fee does not increase as more credits are transferred. Tell us how you recognize revenue from these transfer credit evaluations, including the timing of the recognition of revenue.
We have revised the disclosure on page F-8 in response to the staff’s comment to reflect that transfer credit evaluation fees, which are one-time fees charged to students to process and obtain transcripts to evaluate the transferability of credit, are included in miscellaneous fees at the time of the evaluation.
46.	Tell us the basis for recognizing accounts receivable and deferred revenue at the time of the course registration and prior to the beginning of the course or when you secure the payment option. Tell us the reason that you believe that recognition of deferred revenue is appropriate, rather than a liability to the student, prior to the beginning of the course.
Following review of the staff’s comment, we have determined that the appropriate accounting is to recognize accounts receivable and deferred revenue at the time students begin a class and to record payments that are made prior to the beginning of the start of a class as student deposits. We have revised the disclosure on page F-8 to reflect this policy.
47.	We note on page 65 that you offer a Program Hold for students on deployments. Please disclose how the Program Hold impacts the timing and amount of revenue recognition, if the Program Hold occurs in the middle of a course. Also, clarify how your obligations to refund tuition under the various Title IV and DoD programs impacts the timing and amount of your revenue recognition.
We have revised the disclosure on page F-9 to reflect that a program hold is an administrative designation. Students who request to be placed on a program hold are required to complete or withdraw from the courses prior to being placed on hold and revenue is recognized

Larry Spirgel, Assistant Director
Division of Corporation Finance
September 20, 2007

accordingly.
48.	We note on pages 64 and 68 that you provide your eligible undergraduate students with grants to cover the costs of their required textbooks. Please confirm to us that you do not allocate revenue to the textbooks provided to student free of charge.
We hereby confirm that we do not allocate revenue to the textbooks provided to students free of charge.
49.	We note on page 37 that you receive book purchase rebates from book vendors and that these rebates are recorded as other fees. Tell us the basis for your accounting treatment, using the guidance in EITF 02-16 in your response.
We have revised the disclosure on page 41 to remove the reference to rebates and to reflect that in accordance with EITF 02-16, other fees includes book purchase commissions we receive for graduate student book purchases and ancillary supply purchases students make directly from our preferred book vendor.
50.	Refer to page F-11. Please expand Note 1 to include a description of your accounting policy for the capitalization of program development costs.
We have revised the disclosure in Note 1 in response to the staff’s comment.
Note 10 — Stock Purchase Agreement, page F-18
51.	Please tell us whether the change in conversion rate from 1.0 shares of Class A common stock for each share of Preferred stock to 2.06 shares of Class A common stock for each share of Preferred stock was due to a stock split that impacted all classes of equity equally. If not, tell us the reason that you did not recognize a stock dividend to the Preferred stockholders.
Please be advised that the Preferred Stock was originally convertible at a rate of 1-to-1 into common stock and not Class A common stock. The Preferred Stock was a participating preferred security that in the event of an IPO would have provided the holder with a preference amount, plus accrued interest plus shares of common stock. In 2005, we negotiated to exchange the Preferred Stock, including the right to receive accrued interest, for Class A common stock. We agreed to the exchange for a number of reasons, including to no longer have outstanding securities that carried a preference and that accrued interest and to have a balance sheet that we thought would be more favorable to various regulators. The exchange of the Preferred Stock for Class A Common Stock was not the result of a conversion, but rather was an exchange that we treated as a recapitalization.

Larry Spirgel, Assistant Director
Division of Corporation Finance
September 20, 2007

Exhibits
52.	In your response letter, please tell us what consideration you have given to filing your license agreement with Ucompass.com, Inc. and your administration agreement with Global Financial Aid Services, Inc. as material contracts under Item 601(b)(10) of Regulation S-K.
We have considered whether our license agreement with Ucompass.com, Inc. and our agreement with Global Financial Aid Services, Inc. were material for purposes of Item 601(b)(10) of Regulation S-K. After our evaluation, we respectfully advise the staff that we have determined that the contracts are not material to us for purposes of Item 601(b)(10). Among other things, we considered the following:
•	We are not obligated to continue to use the services of either service provider.
•	The dollar amounts payable by us pursuant to the contracts are not material to our financial condition.
•	While we believe that it is important in the Risk Factors section to highlight the risks involved in any transition from a service provider like Ucompass.com, there are other service providers who are able to provide us with similar services to those provided by Ucompass.com and Global Financial Aid Services and we believe that we could migrate to other service providers without significant interruption to our ability to provide our services to our students.
*     *     *     *
If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to call me at (410) 659-2741 or William I. Intner at (410) 659-2778.
Very truly yours,
/s/ Michael J. Silver
Michael J. Silver
cc: Harry T. Wilkins

EXHIBIT A

							Fair
					Vesting		Value	Total	Compensation
Option		Options	Grant	Vest Start	Period	Exercise	per	Compensation	Expense
#	Grantee	Granted	Date	Date	(years)	Price($)	Share($)	Expense($)	Recognized($)
ISO39	EVP, Institutional Advancement	55,000.00	2/28/2006	2/28/2006	5.00	4.55	2.37	125,495.00	34,245.04
ISO40	EVP, Provost	55,000.00	2/28/2006	2/28/2006	5.00	4.55	2.37	125,495.00	34,245.04
ISO41	Department Chair	36,674.00	2/28/2006	2/28/2006	5.00	4.55	2.37	84,935.00	23,177.04
NQ032	Consultant	16,500.00	2/28/2006	10/23/1993	5.00	4.55	2.37	39,152.00	39,152.00
NQ033	Consultant	16,500.00	2/28/2006	9/5/2002	5.00	4.55	2.37	38,944.00	37,533.81
NQ034	Consultant	16,500.00	2/28/2006	4/22/2004	5.00	4.55	2.37	38,499.00	24,796.33
NQ035	Consultant	16,500.00	2/28/2006	8/10/2004	5.00	4.55	2.37	38,369.00	22,447.20
NQ036	Consultant	16,500.00	2/28/2006	12/2/2004	5.00	4.55	2.37	38,238.00	19,993.66
NQ037	Consultant	16,500.00	2/28/2006	1/10/1997	5.00	4.55	2.37	39,152.00	39,152.00
NQ038	Consultant	16,500.00	5/19/2006	5/19/2006	5.00	4.55	2.40	38,092.00	8,717.35
ISO42	Vice President, Academic Dean	33,000.00	7/14/2006	7/14/2006	5.00	4.55	2.41	76,366.00	15,087.96
ISO43	EVP, Chief Financial Officer	73,304.00	2/9/2007	1/29/2007	4.00	5.46	4.33	311,431.00	110,718.61
NQ044	EVP, Chief Financial Officer	91,696.00	2/9/2007	2/9/2007	5.00	5.46	4.33	392,231.00	230,727.30
NQ046	Director	27,500.00	2/22/2007	2/22/2007	5.00	5.46	4.33	115,952.00	13,803.83
ISO047	Senior Vice President	11,000.00	5/4/2007	5/4/2005	5.00	9.66	5.01	54,320.00	23,768.53
ISO048	Senior Vice President	11,000.00	5/4/2007	5/4/2005	5.00	9.66	5.01	54,320.00	23,768.53
ISO049	Controller	11,000.00	5/4/2007	5/4/2005	5.00	9.66	5.01	54,320.00	23,768.53
ISO050	Director	11,000.00	5/4/2007	5/4/2005	5.00	9.66	5.01	54,320.00	23,768.53
ISO051	Director	11,000.00	5/4/2007	5/4/2005	5.00	9.66	5.01	54,320.00	23,768.53
ISO052	Director	5,500.00	5/4/2007	5/4/2005	5.00	9.66	5.01	27,160.00	11,884.27
NQ053	Consultant	16,500.00	5/4/2007	5/4/2005	5.00	9.66	5.01	81,450.00	35,625.22
NQ054	Director	11,000.00	5/4/2007	5/7/2007	3.00	9.66	5.01	64,943.00	2,702.22
NQ055	Director	27,500.00	5/4/2007	5/7/2007	3.00	9.66	5.01	123,108.00	6,783.13
								1,734,687.00	737,967.54